PAGAYA TECHNOLOGIES LTD.
Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920

May 19, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Sharon Blume
Jacob Luxenburg
Sandra Hunter Berkheimer
David Lin

RE:	Pagaya Technologies Ltd. (the “Company”)
Registration Statement on Form F-4
File No. 333-264168

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-264168) be accelerated by the Securities and Exchange Commission to 5:00 p.m. New York time on May 20, 2022, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Andrea Nicolás of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3416 and that such effectiveness also be confirmed in writing.

Very truly yours,

Pagaya Technologies Ltd.

By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer

cc:	Richmond Glasgow
Pagaya Technologies Ltd.

cc:	Andrea Nicolás
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jeffrey A. Brill
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Maxim O. Mayer-Cesiano
Skadden, Arps, Slate, Meagher & Flom LLP